UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Private Issuer

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

For the month of June, 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

+86-375-8888988

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers.

Effective June 26, 2018, Yulong Eco-Materials, Limited., (the “Company”) reports the resignations of Yulong Zhu from the positions of President, Chief Executive Officer, Secretary and Director, and the Chief Financial Officer, Shuai Wang. Both resignations are not the result of any disagreements with the Company.

Additionally, the Company announces the appointment of Mr. Hoi Ming Chan to the position of President, Chief Operating Officer, Secretary and Director.

Hoi Ming Chan, President, Chief Operating Officer, Secretary and Director

Hoi Ming Chan started his career in Hong Kong early in 1990s as sales manager of a music bookstore and involved in the publishing of music masterpieces. In April 1985, he moved to Toronto, Canada and opened a retail clothing store. Later he was employed by Imagination Magazine as Chief Editor. Then he returned to Hong Kong in 1991 with his family and worked as Executive Director of Wise Faith Co Ltd. In November 1998, Hoi Ming returned to Toronto, Canada where he started a property investment and management company that purchased its first industrial–commercial property in Scarborough, Ontario. The property was converted and sold as condominium generating solid profits for the company. In July 2000, the company purchased another property in Toronto which became his last acquisition in this field as Mr. Chan directed his attention towards renewable energy projects in China.

From January 2002 to March 2008, Mr. Chan was the Chairman and President of Cambridge Education Group, and Chairman of Cambridge Institute of Science and Technology. Mr. Chan is an inventor of new energy technologies, he has many individual registered patented technology certificates pertaining to the environmental and energy aspects. Mr. Chan has successfully obtained the registration of several patent rights in China from 2000 to 2004 which include : 1. Application no. 2010301433277 for wind generator; 2. Application no. 2010301734217 for wind turbine; 3. Application no. 201020222960X for multi-generator; 4. Application no. 2010202577523 for new wind turbine; 5. Application no. 201020295451X for vehicle with self-generating water treatment system; 6. Application no. 2011200195533 and 2011100235910 for one kind of wind, solar and biomass co-generation system. All these contributed significantly to his business in this field. Also, Mr. Chan has participated in a number of waste disposal plants in Shijiazhuang China beginning in February 2007 and has been working on power generation projects from March 2010 to present. Mr. Chan is an advocate of new environmental protection energy technology, research, and work on commercial applications in China in order to establish a new energy research, development and manufacturing base within the country beginning with a project in co-operation with Dalian Xinbao Biomass Co Ltd. From August 2017 to present, Mr. Chan was appointed CEO of Image International Group, Inc., an OTCQB listed company engaged in mining nd refining of metals in China.

Mr. Chan is a respected businessman and maintains the backing of the senior level of Chinese government as the country moves towards reducing its carbon footprint and establishes new green building material guidlines. He speaks fluent Cantonese, Mandarin and English.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2018

YULONG ECO-MATERIALS LIMITED.

/s/ Hoi Ming Chan
Hoi Ming Chan
President, Chief Operating Officer, Secretary, Director

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